Press Release

 Hasnul Suhaimi Resigned From Indosat

Jakarta, May 31, 2006. PT Indosat Tbk (“Indosat” or ”Company”) announced today that Mr. Hasnul Suhaimi has tendered his resignation letter dated May 30, 2006 to the Board of  Commissioners and Board of Directors. The Board of Commissioners will decide on his last day of service.

Given Mr Hasnul Suhaimi is not in active service with the Company, the Deputy President Director is assuming the role of the President Director and may act on behalf of the Board of Directors. This is in accordance to article 11 paragraph 5 of Indosat’s Articles of Association, in the event the President Director is absent or unavailable due  to  any  reason whatsoever,  such absence of which does not need to be proven to thir d parties, then the Deputy President Director, or (if the Deputy President Director is absent or unavailable due to any reason whatsoever, such absence of which does not need to be proven to third parties), one of the Directors appointed by the President Commissioner shall be authorized to act on behalf of the Board of Directors.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Divisi Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Website : http://www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.